Exhibit 99.3

MANAGEMENT’S REPORT

The consolidated financial statements of Penn West Energy Trust were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because a precise determination of certain assets and liabilities is dependent on future events. The financial and operating information presented in this report is consistent with that shown in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each party is properly discharging its responsibilities. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

William E. Andrew	Todd H. Takeyasu	Derek W. Loomer
President and CEO	Senior Vice President and CFO	Controller

February 28, 2007

AUDITORS’ REPORT TO THE UNITHOLDERS

We have audited the consolidated balance sheets of Penn West Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the trust as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada

February 28, 2007

CONSOLIDATED BALANCE SHEETS

	As at December 31
($ millions)	2006	2005
ASSETS
Current
Accounts receivable	$268.7	$214.4
Risk management (note 12)	54.0	8.5
Other	56.0	29.0
	378.7	251.9
Property, plant and equipment (note 4)	7,039.0	3,715.2
Goodwill (note 5)	652.0	—
	7,691.0	3,715.2
	$8,069.7	$3,967.1
LIABILITIES AND UNITHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$382.9	$304.1
Taxes payable	1.2	11.8
Distributions payable	80.6	50.6
Deferred gain on financial instruments (note 12)	—	11.9
	464.7	378.4
Bank loan (note 6)	1,285.0	542.0
Asset retirement obligations (note 7)	339.1	192.4
Future income taxes (note 8)	792.6	682.1
	2,416.7	1,416.5
Unitholders’ equity
Unitholders’ capital (note 9)	3,712.4	561.0
Contributed surplus (note 9)	16.4	5.5
Retained earnings	1,459.5	1,605.7
	5,188.3	2,172.2
	$8,069.7	$3,967.1

Subsequent event (note 18)

See accompanying notes to the audited consolidated financial statements.

Approved on behalf of the Board:

John A. Brussa	James C. Smith
Chairman	Director

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Year ended December 31
($ millions, except per unit amounts)	2006	2005
Revenues
Oil and natural gas	$2,100.9	$1,919.0
Royalties	(373.3)	(355.0)
Risk management (note 12)	42.8	(14.8)
	1,770.4	1,549.2
Expenses
Operating	426.3	327.4
Transportation	24.5	22.7
General and administrative	36.0	23.1
Financing	49.3	23.2
Depletion, depreciation and accretion (note 4)	654.7	437.6
Equity-based compensation (note 10)	11.3	77.2
Foreign exchange loss	—	4.5
Risk management activities (note 12)	(5.8)	(11.4)
	1,196.3	904.3
Income before taxes	574.1	644.9
Taxes
Capital	14.7	14.7
Current income taxes	—	54.1
Future income tax recovery (note 8)	(106.2)	(1.1)
	(91.5)	67.7
Net income	$665.6	$577.2

Retained earnings, beginning of period	$1,605.7	$1,393.7
Net income	665.6	577.2
Trust conversion costs	—	(32.9)
Distributions declared	(811.8)	(321.5)
Dividends declared	—	(10.8)
Retained earnings, end of period	$1,459.5	$1,605.7

Net income per unit
Basic	$3.32	$3.55
Diluted	$3.27	$3.48

See accompanying notes to the audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
($ millions)	2006	2005
Operating activities
Net income	$665.6	$577.2
Depletion, depreciation and accretion (note 4)	654.7	437.6
Future income tax recovery	(106.2)	(1.1)
Unrealized foreign exchange loss	—	4.5
Equity-based compensation (note 10)	11.3	77.2
Risk management (note 12)	(48.6)	3.4
Payments for surrendered options	—	(141.6)
Asset retirement expenditures	(26.9)	(22.6)
Change in non-cash working capital (note 15)	(43.6)	(1.8)
	1,106.3	932.8
Investing activities
Additions to property, plant and equipment, net	(577.9)	(456.7)
Petrofund merger costs	(25.0)	—
Change in non-cash working capital (note 15)	11.7	(63.2)
	(591.2)	(519.9)
Financing activities
Increase (decrease) in bank loan	132.6	(51.4)
Issue of equity	118.6	23.7
Distributions/dividends paid	(781.8)	(288.4)
Trust conversion costs	—	(36.3)
Realized foreign exchange gain	—	85.8
Settlement of future income tax liabilities on trust conversion	15.5	(146.3)
	(515.1)	(412.9)
Change in cash	—	—
Cash, beginning of period	—	—
Cash, end of period	$—	$—

Interest paid	$44.4	$22.9
Income and capital taxes paid	$8.6	$241.2

See accompanying notes to the audited consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in $ millions except numbers of units, per unit amounts, percentages and various figures in Note 12.)

1.     Structure of the Trust

On May 31, 2005, Penn West Petroleum Ltd. (the “Company”) was reorganized into Penn West Energy Trust (“Penn West” or the “Trust”) under a plan of arrangement entered into by Penn West and the Company and its shareholders. Shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”. On June 30, 2006, the trust units commenced trading on the NYSE under the symbol “PWE”. The Trust was created pursuant to a trust indenture dated April 22, 2005 with CIBC Mellon Trust Company appointed trustee.

Penn West is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the common shares, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in note 6 to the audited consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses.

2.     Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

a) Principles of consolidation

The consolidated financial statements, prior to the plan of arrangement, included the Company and its subsidiaries. Upon completion of the trust conversion, the consolidated financial statements have been prepared on a continuity of interests basis with Penn West as the successor to the Company.

The 2005 consolidated financial statements reflect the results of operations and cash flows of the Company and its subsidiaries for the period from January 1, 2005 to May 31, 2005 and the results of operations of Penn West and its subsidiaries and partnerships for the period from June 1, 2005 to December 31, 2005. As a result of the conversion into a trust, certain information included in the consolidated financial statements for prior periods may not be comparable. The consolidated financial statements include the accounts of Penn West and all its wholly owned subsidiaries and partnerships.

b) Other current assets

Other current assets include deposits, prepayments and inventory. Inventories are valued at the lower of cost and net realizable value.

c) Property, plant and equipment

i) Capitalized costs

The full cost method of accounting for oil and natural gas operations is followed, whereby all costs of acquiring, exploring and developing oil and natural gas reserves are capitalized. These costs include lease acquisition, geological and geophysical, exploration and development and related equipment costs. Proceeds from the disposition of oil and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such disposition results in a significant change in the depletion and depreciation rate.

ii) Depletion and depreciation

Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to total proved reserves as estimated by independent petroleum engineers. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs to be incurred in developing proved reserves and excludes estimated facility and equipment salvage values and the lower of cost and market of unevaluated properties. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method over the estimated useful lives of the facilities.

iii) Ceiling test

The recoverability of accumulated costs in a cost centre is assessed based on undiscounted future cash flows from proved reserves, using forecast prices, and the cost of unproved properties. If accumulated costs are assessed to be not fully recoverable, the cost centre is written down to its fair value estimated as the present value of expected future cash flows, using forecast prices, from proved and probable reserves and the value of unproved properties. Expected future cash flows are discounted at the Trust’s estimated risk free rate.

iv) Asset retirement obligations

The fair value of legal obligations for property abandonment and site restoration is recognized as a liability on the balance sheet as incurred with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges included in depletion, depreciation and accretion. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded liability. Asset retirement expenditures, up to the recorded liability at the time, are charged to the liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

The estimates in ii) and iii) and iv) are based on volumes and reserves calculated based on forecast sales prices, costs and regulations expected at the end of the fiscal year.

d) Joint operations

Some of the Trust’s exploration and development activities are conducted jointly with others. The accounts reflect only the Trust’s proportionate interest in such activities.

e) Financial instruments

The Trust has policies and procedures in place with respect to the required documentation and approvals for the use of derivative financial instruments and their use is limited to mitigating market price risk associated with expected cash flows.

The Trust elected to discontinue hedge accounting in 2005. Effective July 1, 2005 all financial instruments are accounted for using the fair value method. The fair value of these financial instruments is recognized on the balance sheet at inception and changes in the fair value of these instruments are recognized in income.

Prior to July 1, 2005, financial instruments that were determined to be hedges were accounted for as a component of the hedged item such as oil prices, natural gas prices, electricity costs or interest. The changes in market values of financial instruments accounted for as hedges were not recognized in the financial statements until the underlying oil or natural gas production, power purchases or interest cost was realized. Changes in market value of financial instruments determined not to be hedges, not qualifying as a hedge, or no longer effective as a hedge were fully recognized in the financial statements.

f) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for miscible flood projects is included in property, plant and equipment. These injectant costs are amortized as depletion and depreciation over the period of expected future economic benefit on a straight-line basis. Costs associated with the production of proprietary injectants are expensed.

g) Foreign currency translation

Monetary items, such as receivables and borrowings, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as property, plant and equipment, are translated to Canadian dollars at the rate of exchange in effect when the transaction occurred. Revenues and expenses denominated in foreign currencies are translated at the average exchange rate in effect during the period. Foreign exchange gains or losses on translation are included in income.

h) Equity-based compensation

The Trust has a trust unit rights incentive plan that was implemented during the second quarter of 2005. Compensation expense for the plan is based on the fair value of rights issued, amortized over the remaining vesting periods on a straight-line basis. A Binomial Lattice option-pricing model is used to determine the fair value of rights granted.

Costs in respect of the employee trust unit savings plan are expensed as incurred.

The Company had a stock option plan in effect until May 31, 2005. As this stock option plan included a cash settlement alternative, stock-based compensation cost was measured for stock options outstanding at intrinsic value and recognized as an expense over the vesting period. Provision was made for all vested options at the period-end plus the portion of future option vestings attributable to the current period. Changes in intrinsic value of outstanding options between the grant date and the measurement date were reflected as stock-based compensation expense. Cash payments made on option exercises were charged against the stock-based compensation liability to the extent that prior provision was made for the payment. Payments in excess of the recorded liability were charged to stock-based compensation cost.

Compensation costs in excess of the recorded liability that were realized due to the cancellation of outstanding stock options as a result of the trust conversion were charged to income.

i) Revenue recognition

Revenues from the sale of crude oil, natural gas liquids and natural gas are recognized when title passes from the Company to the purchaser. Sales below or in excess of the Company’s working interest share of production are recorded as inventory or deferred revenue respectively.

j) Income taxes

The corporate subsidiaries of Penn West use the asset and liability method of accounting for future income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Future income taxes are computed on temporary differences using income tax rates that are expected to apply when future income tax assets and liabilities are realized or settled.

Penn West is taxable on income in excess of distributions to unitholders. No provision for future income taxes has been made for temporary differences in the trust, as it is required to distribute all of its taxable income to unitholders.

k) Goodwill

Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is not amortized and the balance is assessed for impairment on an annual basis or more frequently if circumstances arise that indicates impairment may have occurred.

The impairment test consists of two steps. First, the fair value of the Trust is compared to the carrying amount, including goodwill, to identify a potential impairment. If the fair value is greater than the carrying amount, goodwill is considered not to be impaired and the second step is not necessary. When the carrying amount exceeds the fair value, the second step requires the implied fair value of the goodwill to be compared to its carrying amount. The implied fair value of goodwill is computed by assigning fair values to the identifiable assets and liabilities of the Trust as if it had been acquired in a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss equal to the excess is recognized in the period.

l) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results may differ materially from those estimates.

Significant estimates are included in the determination of the provisions for depletion and depreciation of petroleum and natural gas assets and the asset retirement obligations liability and the accretion thereof. Depletion and the ceiling test is based on estimates of reserves, which by their nature include estimates of future production rates, oil and gas prices and costs, as well as other assumptions. These and other estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates could be material.

3.     Merger with Petrofund Energy Trust (“Petrofund”)

Penn West and Petrofund merged effective June 30, 2006 pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Petrofund unitholders received 0.6 of a Penn West unit for each Petrofund unit exchanged and a special distribution of $1.00 per unit plus $0.10 per unit to align the distribution dates of the trusts. Penn West accounted for the merger as an acquisition of Petrofund by Penn West using the purchase method of accounting. The consolidated financial statements of Penn West include the results of operations and cash flows of Petrofund from July 1, 2006 forward. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows:

Purchase Price
70.7 million Penn West trust units issued (1)	$3,032.4
Transaction costs	25.0
$3,057.4

(1)   Units issued at $42.91 per unit based on volume-weighted average for the five-day period, including two days before and two days after the announcement of the transaction.

Allocation of the Purchase Price
Property, plant and equipment	$3,323.3
Working capital (deficiency)	(10.0)
Bank loan	(610.4)
Future income taxes	(199.5)
Asset retirement obligations	(98.0)
Goodwill	652.0
$3,057.4

4.     Property, plant and equipment

	As at December 31
	2006	2005
Oil and natural gas properties, including production and processing equipment	$9,666.0	$5,710.4
Other	17.2	14.0
	9,683.2	5,724.4

Accumulated depletion and depreciation	(2,549.1)	(1,925.4)
Accumulated gas plant depreciation	(95.1)	(83.8)
	(2,644.2)	(2,009.2)
Net book value	$7,039.0	$3,715.2

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2006, additions to property, plant and equipment included a $55.9 million increase related to additions to asset retirement obligations and changes in estimates, and a $1.7 million addition for future income taxes recorded on minor acquisitions. The lower of cost and market of unevaluated property excluded from the depletion base as at December 31, 2006 was $303 million (December 31, 2005 – $259 million). The depletion and depreciation calculation includes future capital costs to develop proved reserves of $718 million (2005 – $413 million).

An impairment test was performed on the oil and natural gas property interests at December 31, 2006, which determined that the estimated undiscounted future net cash flows associated with proved reserves, based on forecast prices and escalated costs, exceeded the carrying amount of the oil and natural gas property interests. Average prices of $8.59 per mcf (2005 – $8.46 per mcf) for natural gas and $66.04 per barrel (2005 – $54.95 per barrel) for liquids were used to calculate the future net revenues.

5.     Goodwill

In 2006, Penn West recorded $652 million in goodwill in conjunction with the Petrofund merger. At December 31, 2006 an impairment test was performed and it was determined that there was no impairment to the goodwill balance.

6.     Bank loan

	As at December 31
	2006	2005
Bankers’ acceptances and prime rate loans	$1,285.0	$542.0

As at December 31, 2006, the Company had an unsecured, extendible, three-year revolving syndicated credit facility with an aggregate borrowing limit of $1.8 billion plus a $100 million swing line facility, both of which expire on August 25, 2009. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

Letters of credit totaling $0.4 million (December 31, 2005 – $9 million) were outstanding on December 31, 2006 that reduced the amount otherwise available to be drawn on the swing line facility.

7.     Asset retirement obligations

Total asset retirement obligations are based upon the present value of Penn West’s net share of estimated future costs to abandon and reclaim all wells and facilities. The estimates were made by management and external consultants assuming current technology and enacted legislation.

The total uninflated and undiscounted amount to settle Penn West’s asset retirement obligations at December 31, 2006 was $1.3 billion (December 31, 2005 – $0.8 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2005 – 1.7 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2005 – 7.5 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund the obligations.

Changes to asset retirement obligations were as follows:

	2006	2005
Balance, beginning of period	$192.4	$180.7
Liabilities incurred during the period	30.2	9.8
Petrofund liabilities assumed on acquisition	98.0	—
Increase in liability due to change in estimates	25.7	3.4
Liabilities settled during the period	(26.9)	(22.6)
Accretion charges	19.7	21.1
Balance, end of period	$339.1	$192.4

8.     Income taxes

On October 31, 2006, the Government of Canada announced a proposed new distribution tax on publicly traded income trusts. Under the proposed rules, effective for the 2011 tax year, distributions representing return on capital would no longer be deductible for income tax purposes by certain publicly traded trusts including Penn West. Any resultant taxable income in Penn West would be taxed at an estimated corporate tax rate. To date, the tax proposals have not been enacted and the impact on Penn West’s organizational structure, current and future income taxes is not currently determinable.

As at December 31, future income tax assets (liabilities) arose from temporary differences as follows:

	2006	2005
Property, plant and equipment	$(883.1)	$(753.7)
Commodity contracts	(17.6)	—
Asset retirement obligations	101.4	67.0
Other	6.7	4.6
	$(792.6)	$(682.1)
Future income tax liability	$(792.6)	$(682.1)

The trust currently maintains an income tax status that permits it to deduct distributions to unitholders in addition to other items. As a result, no future income tax provision or recovery was made for temporary differences in the trust. As at December 31, 2006, the book amount of the trust’s assets and liabilities exceed their tax basis by $1.7 billion. If the tax proposals are enacted, the recording of future income taxes to reflect the temporary timing differences in the trust could be required.

The provision for (recovery of) income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2006	2005
Income before taxes	$574.1	$644.9
Corporate income tax rate	35.2%	38.4%
Computed income tax provision	$202.1	$247.6
Increase (decrease) resulting from:
Net income attributable to the trust	(197.4)	(154.3)
Non-deductible Crown payments, net	36.1	71.0
Resource allowance	(38.4)	(75.9)
Tax rate reductions	(108.6)	(31.1)
Non-taxable foreign exchange	—	0.8
Other	—	(5.1)
Total income taxes	$(106.2)	$53.0
Current	—	54.1
Future recovery	(106.2)	(1.1)
	$(106.2)	$53.0

9.	Unitholders’ equity

a) Authorized

i) An unlimited number of Voting Trust Units, which are redeemable at the option of the unitholder.

ii) An unlimited number of Special Voting Units, which enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by any direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any rights.

Trust units are redeemable at any time at the option of the unitholder. The redemption price is equal to the least of 95 percent of the closing market price on the date the units were tendered for redemption, 95 percent of the volume-weighted average market price for the 10 days immediately after the date the units were tendered for redemption, or 95 percent of the closing market price on the date of redemption. Total redemptions are limited to $250,000 in any calendar month, subject to waiver at the discretion of the administrator. If the limitation is not waived, the amount payable in excess of the $250,000 will be settled by the distribution of redemption notes to the redeeming unitholders by the Trust.

Penn West has a Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “DRIP”) that provides eligible unitholders the opportunity to reinvest monthly cash distributions into additional units at a potential discount. Units are issued from treasury at 95 percent of the 10-day volume-weighted average market price when available. When units are not available from treasury they are acquired in the open market at prevailing market prices.

Unitholders who participate in the DRIP may also purchase additional units, subject to a monthly maximum of $5,000 and a minimum of $500. Optional cash purchase units are acquired, without a discount, in the open market at prevailing market prices or issued from treasury at the 10-day volume-weighted average market price.

b) Issued

Penn West shareholders received three trust units for each common share held resulting in the issuance of 163,137,018 trust units in exchange for the common shares of Penn West pursuant to the plan of arrangement.

No special voting units were issued or outstanding.

Common shares of Penn West	Shares	Amount
Balance, December 31, 2003	53,692,290	$505.6
Issued on exercise of stock options	176,455	5.2
Liability settlement on stock options exercised for shares	—	4.5
Balance, December 31, 2004	53,868,745	$515.3
Issued on exercise of stock options	488,399	17.0
Issued to employee stock savings plan	21,905	1.8
Cancellation of certificates	(43)	—
Liability settlements on stock options exercised for shares	—	22.0
Balance, May 31, 2005 prior to plan of arrangement	54,379,006	$556.1
Exchanged for Trust units	(54,379,006)	(556.1)
Balance as at May 31, 2005	—	$—

Voting Trust Units	Units	Amount
Issued to settlor for cash, April 22, 2005	1,250	$—
Exchanged for Penn West shares, May 31, 2005	163,137,018	556.1
Issued to employee trust unit savings plan	151,745	4.9
Balance, December 31, 2005	163,290,013	561.0
Issued on exercise of trust unit rights	407,750	10.6
Issued to employee trust unit savings plan	295,449	12.3
Issued to DRIP	2,459,870	96.1
Issued on Petrofund merger	70,673,137	3,032.4
Balance, December 31, 2006	237,126,219	$3,712.4

Special Voting Units

No Special Voting Units were issued.

c) Contributed Surplus

	2006	2005
Balance, beginning of period	$5.5	$—
Equity-based compensation expense	11.3	5.5
Net benefit on rights exercised(1)	(0.4)	—
Balance, end of period	$16.4	$5.5

(1) Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

10.	Equity-based compensation

a) Stock option plan

Until May 31, 2005, the Company had a stock option plan for the benefit of its employees and directors. Stock options vested over a five-year period and, if unexercised, expired six years from the date of grant. The stock option plan included a cash payment alternative and stock-based compensation costs were recorded based on changes to the share price at the end of each quarter and any changes to the number of outstanding options. Pursuant to the plan of arrangement, all stock options outstanding on the date of conversion were settled for cash of $84.77 per share or by issuing shares. The continuity of the compensation liability and the outstanding options to the date of cancellation were as follows:

2005
Balance, beginning of period	$91.9
Compensation expense provision	71.7
Cash payments on exercise of stock options	(141.6)
Liability settlements on stock options exercised for shares	(22.0)
Balance, end of period	$—

	Number of	Weighted Average
Penn West Petroleum Ltd. Stock Options	Stock Options	Exercise Price
Outstanding, January 1, 2005	3,728,980	$39.00
Granted	82,600	79.51
Exercised for common shares	(488,399)	34.72
Settled for cash	(3,212,931)	40.51
Forfeited	(110,250)	44.26
Outstanding, May 31, 2005	—	$—

b) Trust unit rights incentive plan

On the close of the trust conversion in May 2005, Penn West implemented a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit right exercise prices are administrated to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date upon which the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all monthly distributions, on a per unit basis, paid by Penn West after the grant date. In 2006, a Binomial Lattice model was adopted to compute the fair value of rights granted. Penn West used the Black-Scholes option pricing model to compute the fair value of rights granted in 2005. This transition had no material effect on the fair value of the rights granted. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date vest over a three-year period and expire four years after the date of the grant.

	2006		2005
		Weighted		Weighted
	Number of	Average	Number of	Average
Trust Unit Rights	Unit Rights	Exercise Price	Unit Rights	Exercise Price
Outstanding, beginning of period	9,447,625	$28.45	—	$—
Granted	3,257,622	39.77	10,045,325	29.73
Exercised	(407,750)	24.65	—	—
Forfeited	(1,012,625)	33.38	(597,700)	28.46
Balance before reduction of exercise price	11,284,872	30.89	9,447,625	29.81
Reduction of exercise price for distributions paid	—	(3.13)	—	(1.36)
Outstanding, end of period	11,284,872	$27.76	9,447,625	$28.45
Exercisable, end of period	1,125,300	$23.16	—	$—

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Remaining		Weighted
	Number	Average	Contractual	Number	Average
Range of Grant Prices	Outstanding	Exercise Price(1)	Life (years)	Exercisable	Exercise Price(1)
$28.00 — $32.99	6,570,300	$22.85	4.4	1,073,700	$22.87
$33.00 — $37.99	2,569,572	31.13	4.7	51,600	29.06
$38.00 — $42.99	2,027,500	38.50	5.4	—	—
$43.00 — $47.99	117,500	42.96	5.7	—	—
	11,284,872	$27.76	4.7	1,125,300	$23.16

(1)   Exercise prices are adjusted for distributions if certain conditions are met as described above.

Penn West recorded compensation expense of $11.3 million for the year ended December 31, 2006 (2005 – $5.5 million). Compensation expense subsequent to the trust conversion is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

During the year, Penn West adopted the recommendations in Emerging Issues Committee Abstract 162, “Stock-based compensation for employees eligible to retire before the vesting date”. The recommendation requires early recognition of compensation expense for employees eligible to retire or for employees who will become eligible to retire during the vesting period. The adoption of these recommendations did not affect reported compensation expense.

The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

	Year ended December 31, 2006 (1)
	Five-year	Three-year
	Vesting Period	Vesting Period
Average fair value of trust unit rights granted (per unit)	$8.05	$7.18
Expected life of trust unit rights (years)	4.5	3.0
Expected volatility (average)	23.8%	25.5%
Risk-free rate of return (average)	4.1%	3.9%
Distribution yield	9.9%	11.5%

(1) Rights granted prior to November 13, 2006 vest over a five-year period. Rights granted subsequent to November 13, 2006 vest over a three-year period.

In 2005, the Black-Scholes option pricing model was used to determine the fair value of the Trust unit rights granted with the following weighted average assumptions:

Seven months ended December 31
2005
Average fair value of trust unit rights granted (per unit)
Directors and officers	$6.50
Other employees	$6.13
Expected life of trust unit rights (years)
Directors and officers	5.0
Other employees	4.5
Expected volatility (average)	16%
Risk-free rate of return (average)	3.4%
Expected distribution rate	Nil

c) Employee trust unit savings plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under this savings plan, employees may elect to contribute up to 10 percent of their salary. Penn West matches employee contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted-average month-end trading price on the Toronto Stock Exchange or purchased in the open market. During 2006, 295,449 treasury units were contributed to the plan at an average price of $41.71 per unit and a total cost of $12.3 million. No trust units have been purchased in the open market since the trust conversion.

Prior to the trust conversion, the Company had a stock savings plan with essentially the same terms as the trust unit savings plan. During 2005, 20,355 employer contribution shares (equivalent to 61,065 trust units) were purchased in the open market at an average price of $81.48 per share ($27.16 per equivalent trust unit) and a total cost of $1.7 million and 21,905 shares (equivalent to 65,715 trust units) were issued from treasury.

11.  Distributions payable to unitholders

Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses. Distributions may be monthly or special and in cash or in trust units at the discretion of the board of directors. Distributions payable to unitholders is the amount declared and payable by the Trust.

Accumulated Cash Distributions	2006	2005
Balance, beginning of period	$321.5	$—
Distributions declared	811.8	321.5
Balance, end of period	$1,133.3	$321.5

Distributions per unit(1)	$4.05	$1.97
Accumulated cash distributions per unit, beginning of period	1.97	—
Accumulated cash distribution per unit, end of period	$6.02	$1.97

(1)   Distributions per unit are the sum of the per unit amounts declared monthly to unitholders.

12.  Financial instruments

Financial instruments included in the balance sheets consist of accounts and taxes receivable, fair values of derivative financial instruments, current liabilities and the bank loan. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applied to the bank loan.

All of the accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Penn West, from time to time, uses various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these instruments exposes Penn West to credit risks associated with the possible non-performance of counterparties to derivative instruments. Penn West limits this risk by transacting only with financial institutions with high credit ratings and by obtaining security in certain circumstances.

Penn West’s revenue from the sale of crude oil, natural gas liquids and natural gas is directly impacted by changes to the underlying commodity prices. To ensure that cash flows are sufficient to fund planned capital programs and distributions, costless collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Variations in interest rates directly impact interest costs. From time to time, Penn West may increase the certainty of future interest rates using financial instruments to swap floating interest rates for fixed rates.

Crude oil sales are referenced to or denominated in US dollars. Crude oil prices realized in Canadian dollars are accordingly impacted directly by Canadian to US exchange rates. From time to time, Penn West may use financial instruments to fix future exchange rates.

As at December 31, 2006, Penn West had the following financial instruments outstanding:

	Notional Volume	Remaining Term	Pricing	Market Value
Crude Oil
WTI Costless Collars	3,000 bbls/day	Jan/07 – Mar/07	US$56.67 to $84.28/bbl	$0.2
WTI Costless Collars	1,000 bbls/day	Jan/07 – Jun/07	US$60.00 to $73.10/bbl	0.2
WTI Costless Collars	1,000 bbls/day	Apr/07 – Jun/07	US$60.00 to $80.00/bbl	0.2
WTI Costless Collars	25,000 bbls/day	Jan/07 – Dec/07	US$56.00 to $83.80/bbl	7.9
WTI Costless Collars	10,000 bbls/day	Jan/08 – Jun/08	US$60.00 to $94.55/bbl	6.2
Natural Gas
AECO Costless Collars	9,200 mcf/day	Jan/07 – Mar/07	$9.18 to $12.97/mcf	1.0
AECO Costless Collars	73,400 mcf/day	Jan/07 – Oct/07	$7.63 to $9.68/mcf	20.8
Electricity
Alberta Power Pool Swaps	67 MW	2007	$49.55/MWh	17.3
Alberta Power Pool Swaps	2 MW	2008	$57.00/MWh	0.4
Interest Rate Swaps	$100.0	Jan/07 – Mar/08	4.356%	(0.2)
Total				$54.0

Effective July 1, 2005, Penn West elected to discontinue the designation of financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the transitional accounting recommendations, the fair value of power contracts at July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and was taken into income over the remaining life of the contracts. Changes in the fair value of all outstanding financial commodity, power and interest rate contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments no longer designated as hedges:

Risk Management	2006	2005
Balance, beginning of period	$8.5	$—
Deferred gain	—	16.7
Unrealized gain on financial instruments:
Commodities	51.3	(14.8)
Electricity contracts	(5.6)	6.6
Interest rate swaps	(0.2)	—
Balance, end of period	$54.0	$8.5

Deferred gain on financial instruments	2006	2005
Balance, beginning of period	$(11.9)	$—
Deferred gain	—	(16.7)
Amortization	11.9	4.8
Balance, end of period	$—	$(11.9)

13.  Per unit amounts

Penn West follows the treasury stock method to compute the dilutive impact of unit rights. The treasury stock method assumes that the proceeds received from the pro-forma exercise of in-the-money trust unit rights are used to purchase trust units at average market prices.

The number of incremental shares included in diluted earnings per share (“EPS”) is computed using the average volume-weighted market price of common shares for each interim period. In addition, contracts that could be settled in cash or common shares are assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with a mandatory conversion feature would be included in the basic weighted average EPS calculation from the date when conversion becomes mandatory.

The weighted average number of trust units used to calculate per unit amounts was:

	Year ended December 31
	2006	2005
Basic	200,758,870	162,632,127
Diluted	203,509,494	165,878,364

In 2006, 1.7 million rights (2005 – nil) were excluded in calculating the weighted average number of diluted trust units as they were considered anti-dilutive.

14.  Contractual obligations and commitments

The following is a summary the contractual obligations due in the next five years and thereafter:

	2007	2008	2009	2010	2011	Thereafter
Transportation	$20.0	$9.2	$4.7	$1.9	$—	$—
Transportation ($US)	2.5	2.3	2.3	2.3	2.3	8.6
Power infrastructure	4.6	3.7	3.7	3.7	3.7	7.6
Drilling rigs	6.9	7.7	2.4	1.2	—	—
Purchase obligations (1)	13.2	13.3	13.3	13.3	13.3	54.3
Office lease	$12.0	$17.9	$17.5	$15.1	$14.3	$117.5

(1)          These amounts represent estimated commitments of $95.5 million for CO2 purchases and $25.2 million for processing fees related to interests in the Weyburn Unit.

Our credit facility expires in three years, which if not renewed would require the repayment of all amounts outstanding. We believe the facility will be renewed prior to that time.

15.  Change in non-cash working capital

Changes in non-cash working capital items increased (decreased) cash and cash equivalents as follows:

	Year ended December 31
	2006	2005
Accounts receivable	$(54.3)	$(53.9)
Other current assets	(27.0)	(9.2)
Accounts payable and accrued liabilities	78.8	(2.5)
Taxes payable	(10.6)	0.6
Petrofund	(18.8)	—
	$(31.9)	$(65.0)

Operating activities	$(43.6)	$(1.8)
Investing activities	11.7	(63.2)
Financing activities	—	—
	$(31.9)	$(65.0)

16.  Plan of arrangement costs

Effective May 31, 2005, the Penn West commenced operations as an oil and gas income trust pursuant to a plan of arrangement approved by the shareholders on May 27, 2005. Certain amounts, related to the plan of arrangement, were charged to accumulated earnings:

Rate differences on income taxes paid	$13.3
Incremental capital taxes	13.4
Financial advisor fees	5.6
Filing fees, communication, professional fees and other	4.0
Tax benefit on fees	(3.4)
$32.9

In addition, the trust conversion resulted in a short income tax year that accelerated $146.3 million of cash income taxes as a significant amount of Penn West’s taxable income was earned in a partnership.

17.  Related-party transactions

During 2006, Penn West paid $4.1 million (2005 – $ 2.1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

18.  Subsequent event

On February 9, 2007, Penn West announced it had recently entered into an agreement to acquire conventional oil and natural gas assets. The transaction is expected to close in March 2007 subject to the satisfaction of certain conditions, including the rights of first refusal held on certain assets by working interest parties and the receipt of regulatory approvals. The purchase price of the asset package, prior to any reductions due to rights of first refusal, totals approximately $339 million before closing adjustments of an estimated $12 million, which will reduce the cash outlays on closing.

Investor Information

Officers

William Andrew
President and CEO

David Middleton
Executive Vice President and COO

Thane Jensen
Senior Vice President, Exploration and Development

William Tang Kong
Senior Vice President, Corporate Development

Todd Takeyasu
Senior Vice President and CFO

Gregg Gegunde
Vice President, Development

Eric Obreiter
Vice President, Production

Kristian Tange
Vice President, Business Development

Anne Thomson
Vice President, Exploration

Lucas Law
Vice President, Asset Management

Keith Luft
Vice President, Land and Legal

Directors

John A. Brussa
Chairman
Calgary, Alberta

William E. Andrew
Calgary, Alberta

Thomas E. Phillips (1)(2)(3)(4)(5)
Calgary, Alberta

James C. Smith (1)(3)(4)(5)
Calgary, Alberta

Murray R. Nunns (1)(2)(3)(5)
Calgary, Alberta

George H. Brookman (1)(4)(5)
Calgary, Alberta

James E. Allard (1)
Calgary, Alberta

Jeffery E. Errico (3)(5)
Calgary, Alberta

Frank Potter (2)(4)
Toronto, Ontario

Notes:

(1)     Member of the Audit Committee

(2)     Member of the Human Resources and Compensation Committee

(3)     Member of the Reserves Committee

(4)     Member of the Governance Committee

(5)     Member of the Health, Safety and Environment Committee

Legal Counsel

Burnet, Duckworth & Palmer
Calgary, Alberta

Thackray Burgess
Calgary, Alberta

Dorsey & Whitney LLP
Vancouver, B.C.

Bankers

Canadian Imperial Bank of Commerce

Royal Bank of Canada

The Bank of Nova Scotia

Bank of Montreal

Bank of Tokyo-Mitsubishi (Canada)

Alberta Treasury Branches

Sumitomo Mitsui Banking Corporation of Canada

BNP Paribas (Canada)

Societe Generale

HSBC Bank Canada

Toronto Dominion Bank

Citibank, N.A.

National Bank of Canada

Fortis Capital (Canada) Ltd.

Union Bank of California, N.A.

Transfer Agent

CIBC Mellon Trust Company
Calgary, Alberta

Investors are encouraged to contact The CIBC Mellon Trust Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company
(416) 643-5000 or toll-free throughout
North America at 1-800-387-0825
Email: inquiries@cibcmellon.ca
Website: www.cibcmellon.ca

Independent Reserve Evaluator

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: PWT.UN

New York Stock Exchange
Trading Symbol: PWE

Head Office

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Telephone:	(403) 777-2500
Toll-free:	1-866-693-2707
Fax:	(403) 777-2699
Website:	www.pennwest.com

For further information contact:

Investor Relations

Toll-free: 1-888-770-2633

Email: investor_relations@pennwest.com

William Andrew

President and CEO

Phone: (403) 777-2502

Email: bill.andrew@pennwest.com

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict.  As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Refer to our MD&A for a more detailed discussion of forward-looking statements.

Abbreviations

bbl	barrel (oil or natural gas liquids)
mmbbl	million barrels
bbls per day or bbls/day or bbls/d	barrels per day
boe	barrels of oil equivalent (based on 6 mcf of natural gas equals one barrel of oil)
mmboe	million barrels of oil equivalent
mcf	thousand cubic feet (natural gas)
mmcf	million cubic feet
mmcf per day	million cubic feet per day
NGL	natural gas liquids
GJ	gigajoule
bcf	billion cubic feet
API	American Petroleum Institute
TSX	Toronto Stock Exchange
NYSE	New York Stock Exchange
WTI	West Texas Intermediate
MW	megawatt
MWh	megawatt-hour

Conversions of Units

Imperial	Metric
1 ton	0.907 tonnes
1.102 tons	1 tonne
1 acre	0.40 hectares
2.5 acres	1 hectare
1 bbl	0.159 cubic metres
6.29 bbls	1 cubic metre
1 mcf	28.2 cubic metres
.035 mcf	1 cubic metre
1 mile	1.61 kilometres
0.62 miles	1 kilometre

Unless otherwise stated, all financial sums are stated in Canadian dollars.

Suite 2200, 425 – First Street S.W.
Calgary, Alberta T2P 3L8
Telephone (403) 777-2500
Fax (403) 777-2699
www.pennwest.com